(1) The reported securities are included within 325,000 Bank of America Corporation the "Company") Common Equivalent Securities the "Common Equivalent Securities") purchased by the reporting person for $15.00 per Common Equivalent Security. Each Common Equivalent Security consists of (i) one depositary share, representing a 1/1,000th interest in a share of the Company's Common Equivalent Junior Preferred Stock, Series S (the "Series S Preferred Stock"), each share of which, upon the approval of the Company's stockholders of an amendment to the Amended and Restated Certificate of Incorporation of the Company (the "Amendment") to increase the number of authorized shares of the Company's common stock (the "Common Stock"), will automatically convert in full into shares of Common Stock, at a conversion rate of 1,000 shares of Common Stock for each share of Series S Preferred Stock; and (ii) a contingent warrant (the "Contingent Warrants") to purchase 0.0467 of a share of Common Stock at an exercise price of $0.01 per share with cash being paid for fractional shares that will become exercisable for a 30-day period if the Company's stockholders reject the Amendment.